UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PRAIRIE OPERATING CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739650109

(CUSIP Number)

Sean M. McAvoy

13100 Wortham Center Drive

Third Floor #3119

Houston, TX  77065

Tel: 415-342-4379

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739650109	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barlock 2019 Fund LLC. I.R.S. IDENTIFICATION NO: 84-3466965
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 472,121*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 472,121*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,121*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12.	TYPE OF REPORTING PERSON (see instructions) OO

* The shares reported herein include 472,121 shares of common stock held directly by Barlock 2019 Fund LLC (“Barlock”).  The shares reported herein do not include 380,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock held by Barlock, as the conversion of each such shares are subject to a 4.99% beneficial ownership limitation. If, however, conversion of such shares are not subject to a 4.99% beneficial ownership limitation, the shares reported herein would be 852,121 shares of common stock and percentage ownership would be 11.4%.

CUSIP No. 739650109	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 78,060**
	6.	SHARED VOTING POWER 505,121**
	7.	SOLE DISPOSITIVE POWER 78,060**
	8.	SHARED DISPOSITIVE POWER 505,121**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,181**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒**
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

* The shares reported herein include: (i) 78,060 shares of common stock held directly by Scott D. Kaufman; (ii) 472,121 shares of common stock held by Barlock 2019 Fund LLC (“Barlock”); and (iii) 33,000 shares of common stock held by American Natural Energy Corporation (“ANEC”). The shares reported herein do not include 380,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock held by Barlock, as the conversion of each such shares are subject to a 4.99% beneficial ownership limitation. If, however, conversion of such shares are not subject to a 4.99% beneficial ownership limitation, the shares reported herein would be 963,181 shares of common stock and percentage ownership would be 12.9%. Scott D. Kaufman and Sean M. McAvoy exercise shared voting and investment power over the shares held by Barlock and ANEC.

CUSIP No. 739650109	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean M. McAvoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 505,121***
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 505,121***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,121***
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒***
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

* The shares reported herein include: (i) 472,121 shares of common stock held by Barlock 2019 Fund LLC (“Barlock”); and (ii) 33,000 shares of common stock held by American Natural Energy Corporation (“ANEC”). The shares reported herein do not include 380,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock held by Barlock, as the conversion of each such shares are subject to a 4.99% beneficial ownership limitation. If, however, conversion of such shares are not subject to a 4.99% beneficial ownership limitation, the shares reported herein would be 963,181 shares of common stock and percentage ownership would be 11.8%. Scott D. Kaufman and Sean M. McAvoy exercise shared voting and investment power over the shares held by Barlock and ANEC.

CUSIP No. 739650109	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer PRAIRIE OPERATING CO.

(b)	Address of Issuer’s Principal Executive Offices 602 Sawyer Street, Suite 710 Houston, TX 77007

Item 2.

(a)	Name of Persons Filing: Barlock 2019 Fund LLC; Scott D. Kaufman; and Sean M. McAvoy

(b)	Address of the Principal Office for all three filers: 13100 Wortham Center Drive, Third Floor #3119 Houston, TX 77065

(c)	Citizenship UNITED STATES

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 739650109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 739650109	13G	Page 6 of 8 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Barlock 2019 Fund LLC

(a)	Amount beneficially owned: 472,121

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 472,121.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 472,121.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Scott D. Kaufman

(a)	Amount beneficially owned: 583,181

(b)	Percent of class: 7.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 78,060.

	(ii)	Shared power to vote or to direct the vote 505,121.

	(iii)	Sole power to dispose or to direct the disposition of 78,060.

	(iv)	Shared power to dispose or to direct the disposition of 505,121.

Sean M. McAvoy

(a)	Amount beneficially owned: 505,121

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 505,121.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 505,121.

CUSIP No. 739650109	13G	Page 7 of 8 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐ .Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2023

Barlock 2019 Fund LLC

By:  /s/ Scott D. Kaufman

By:  /s/ Sean M. McAvoy

Managing Members

Scott D. Kaufman

By:  /s/ Scott D. Kaufman

Individual

Sean M. McAvoy

By:  /s/ Sean M. McAvoy

Individual

[Exhibit to Follow]

CUSIP No. 739650109	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “Agreement”), dated as of November 7, 2023, is entered into by and between Barlock 2019 Fund LLC (“Barlock”), Scott D. Kaufman (“Mr. Kaufman”), and Sean M. McAvoy (“Mr. McAvoy”).  Hereinafter Barlock, Mr. Kaufman and Mr. McAvoy are sometimes collectively referred to herein as the “Joint Filers”.

WHEREAS, each of the Joint Filers are required to file a Schedule 13G under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Prairie Operating Co. (the “Schedule 13G”);

WHEREAS, each of the Joint Filers is individually eligible to file a Schedule 13G;

WHEREAS, each of the Joint Filers wishes to file a Schedule 13G jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1. Each of the Joint Filers is individually eligible to use the Schedule 13G on which the information is filed and agree that the Schedule 13G is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act;

2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, it is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate;

3. Each of the Joint Filers agrees that the Schedule 13G identifies all Joint Filers, contains the required information with regard to each such person, indicates that the Schedule 13G is filed on behalf of all such persons, and includes, as an exhibit, their agreement in writing that the Schedule 13G is filed on behalf of each of them; and

4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Barlock 2019 Fund LLC

By:  /s/ Scott D. Kaufman

By:  /s/ Sean M. McAvoy

Managing Members

Scott D. Kaufman

By:  /s/ Scott D. Kaufman

Individual

Sean M. McAvoy

By:  /s/ Sean M. McAvoy

Individual